UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

Vapotherm, Inc.

(Name of the Issuer)

________________________

Vapotherm, Inc.

SLR Capital Partners, LLC

SLR Investment Corp.

SCP Private Credit Income Fund LP

SCP Private Credit Income Fund SPV LLC

SCP Private Credit Income BDC LLC

SCP Private Credit Income BDC SPV LLC

SCP Private Corporate Lending Fund LP

SCP Private Corporate Lending Fund SPV LLC

SCP Cayman Debt Master Fund LP

SCP Cayman Debt Master Fund SPV LLC

SCP SF Debt Fund LP

SLR CP SF Debt Fund SPV LLC

SLR HC Onshore Fund LP

SLR HC Fund SPV LLC

SLR HC BDC LLC

SLR HC BDC SPV LLC

Michael S. Gross

Bruce Spohler

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107 30 5

(CUSIP Number of Class of Securities)

Vapotherm, Inc. James A. Lightman Senior Vice President, General Counsel and Secretary 100 Domain Drive Exeter, NH 03833 (603) 658-0011	Anthony Storino Edan Yacobovsky SLR Investment Corp. 500 Park Avenue, 3rd Floor New York, NY 10022 (212) 993-1670

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

________________________

With copies to

Sarah Young Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Amy Culbert Emily Humbert Fox Rothschild LLP City Center 33 South Sixth Street, Suite 3600 Minneapolis, MN 55402 (612) 607-7000	Haim Zaltzman Daniel Mun Latham & Watkins LLP 505 Montgomery Street Suite 2000 San Francisco, CA 94111 (415) 391-0600

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________________

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Vapotherm, Inc., a Delaware corporation (“Vapotherm” or the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) SLR Capital Partners, LLC, SLR Investment Corp., SCP Private Credit Income Fund LP, SCP Private Credit Income Fund SPV LLC, SCP Private Credit Income BDC LLC, SCP Private Credit Income BDC SPV LLC, SCP Private Corporate Lending Fund LP, SCP Private Corporate Lending Fund SPV LLC, SCP Cayman Debt Master Fund LP, SCP Cayman Debt Master Fund SPV LLC, SCP SF Debt Fund LP, SLR CP SF Debt Fund SPV LLC, SLR HC Onshore Fund LP, SLR HC Fund SPV LLC, SLR HC BDC LLC, SLR HC BDC SPV LLC, Michael S. Gross and Bruce Spohler. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica Holdings, LLC, a Delaware limited liability company (“Topco”), Veronica Intermediate Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Topco (“Parent”), Veronica Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, Merger Sub merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub ceased, and the Company is continuing as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the foregoing transactions, the equity investors in Topco consist primarily of the SLR Rollover Holders (as defined below), funds managed by affiliates of Perceptive Advisors, LLC, a leading health care investment firm, the Stockholder Rollover Holders (as defined below) and the Subscribers (as defined below).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Company’s definitive proxy statement, dated August 15, 2024 (the “Proxy Statement”), including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the filing persons acknowledges that the Merger is a “going private transaction” for purposes of Rule 13e-3 promulgated under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing persons, or by any affiliate of a filing persons, that the Company is “controlled” by any other filing persons or any of its affiliates.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged. This Final Amendment is being filed to provide certain updates as reflected below.

ITEM 15.         ADDITIONAL INFORMATION

(c) Other Material Information. The information set forth in  response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 19, 2024, at the special meeting of the Company’s stockholders (the “Special Meeting”), the Company’s stockholders voted (i) to adopt the Merger Agreement, by and among Topco, Parent, Merger Sub and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the Merger (the “Merger Agreement Proposal”), and (ii) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Compensation Proposal”). Each of the Merger Agreement Proposal and the Compensation Proposal was approved by the required vote of the Company’s stockholders. As there were sufficient votes from the Company’s stockholders to approve the Merger Agreement, adjournment of the Special Meeting was unnecessary, and the proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Agreement Proposal if there were insufficient votes to approve the Merger Agreement Proposal at the time of the Special Meeting, was not presented to the Company’s stockholders.

On September 20, 2024 (the “Closing Date”), Parent completed the acquisition of the Company. On the Closing Date, the parties filed a duly executed certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective and Merger Sub was merged with and into the Company, and as a result of the Merger, the separate corporate existence of Merger Sub ceased, and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Topco.

At the effective time of the Merger (the “Effective Time”) and by virtue of the Merger, each share (“Share”) of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares as described below, was converted into the right to receive an amount in cash equal to $2.18, without interest (the “Per Share Merger Consideration”). The “Excluded Shares” are (i) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time, which Share by virtue of the Merger was cancelled and retired without any conversion thereof and ceased to exist and no payment or distribution was made with respect thereto; (ii) each Share owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub immediately prior to the Effective Time (other than the Rollover Shares (as defined below) contributed to Topco), which Share by virtue of the Merger was cancelled and retired without any conversion thereof and ceased to exist and no payment or distribution was made with respect thereto; (iii) each Share held by a holder (or “beneficial owner” (as defined in Section 262(a) of the General Corporation Law of the State of Delaware (“DGCL”))) who was entitled to demand and properly exercised and perfected its demand for appraisal of such Share in accordance with Section 262 of the DGCL; and (iv) each Rollover Share, which was contributed to Topco as described below in exchange for common units in Topco (“Topco Common Units”) and then contributed by Topco to Parent immediately prior to the Effective Time, which Rollover Share by virtue of the Merger was cancelled and retired without any conversion thereof and ceased to exist and no payment or distribution was made with respect thereto.

As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each option to purchase Shares (each, a “Company Stock Option”) that was outstanding immediately prior to the Effective Time, whether or not vested, was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such Company Stock Option immediately prior to the Effective Time (including any portion of the Company Stock Option that became vested as a result of the transaction), multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share subject to such Company Stock Option. No holder of a Company Stock Option that, as of immediately prior to such cancellation, had an exercise price per Share that was equal to or greater than the Per Share Merger Consideration was entitled to any payment with respect to such cancelled Company Stock Option. As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each restricted stock unit (each, a “Company RSU Award”) that was outstanding, whether or not vested, immediately prior to the Effective Time was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such Company RSU Award immediately prior to the Effective Time (including any portion of the Company RSU Award that became vested as a result of the transaction) multiplied by (ii) the Per Share Merger Consideration. As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each performance stock unit (each, a “Company PSU Award” and, together with the Company Stock Options and the Company RSU Awards, the “Company Equity Awards”) that was outstanding immediately prior to the Effective Time was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such Company PSU Award immediately prior to the Effective Time (including any portion of the Company PSU Award that became vested as a result of the transaction) (assuming target performance was achieved, or such higher level as required by the terms of such Company PSU Award), multiplied by (ii) the Per Share Merger Consideration.  As further described below, certain holders of Company Stock Options, Company RSU Awards and Company PSU Awards agreed with Parent and Topco to use the cash consideration that otherwise would have been received in respect of such Company Equity Awards in the Merger (or the Shares that would otherwise be delivered) in respect of such awards to subscribe for equity in Topco.

On the Closing Date immediately prior to the Effective Time, certain stockholders of the Company (the “Stockholder Rollover Holders”) contributed, transferred and assigned to Topco all or a portion of the Shares held directly by such Stockholder Rollover Holder (the “Rollover Shares”), in exchange for Topco Common Units at a price per Topco Common Unit equal to $2.18.

On the Closing Date immediately prior to the Effective Time, each of the SLR entities identified as a holder on the signature pages to the SLR Rollover Agreement between Topco, Parent and such SLR entities (the “SLR Rollover Holders”) contributed certain of the loans and certain of the accrued but unpaid interest and fees under that certain Loan and Security Agreement, dated as of February 18, 2022, among SLR Investment Corp., as collateral agent, and the lenders thereto, the Company, as borrower, and certain subsidiaries of the Company, as guarantors, as amended from time to time (the “Loan and Security Agreement”), and the warrants to purchase Shares held by the SLR Rollover Holders (collectively, the “Warrants”), to Topco in exchange for Series A Preferred Units of Topco and Topco Common Units. As of the Closing Date, such loans and accrued but unpaid interest and fees under the Loan and Security Agreement, and the Warrants, were contributed by Topco to Parent, and immediately upon receipt by Parent thereof, following the Effective Time, such loans and accrued but unpaid interest and fees under the Loan and Security Agreement, and the Warrants, were contributed by Parent to the Surviving Corporation.

Immediately prior to the foregoing contributions and pursuant to the terms of the Omnibus Warrant Amendment Agreement, dated as of June 17, 2024, by and among the Company and each of the persons identified as a holder on the signature pages thereto (collectively, the “SLR Warrant Holders”), (a) effective immediately prior to the consummation of the transactions contemplated by the SLR Rollover Agreement, certain warrants to purchase Company Common Stock held by or issued to SLR Investment Corp. or any of its affiliates pursuant to the Loan and Security Agreement were amended to provide for the contribution of the Warrants by the SLR Warrant Holders to Topco in connection with the transactions contemplated by the Merger Agreement and the SLR Rollover Agreement, and (b) immediately prior to the consummation of the transactions contemplated by the SLR Rollover Agreement, the Company issued all of the remaining Warrants required to be issued to the SLR Warrant Holders under the terms of the Loan and Security Agreement.

On the Closing Date and immediately following the Effective Time, certain members of Company management and certain other employees of the Company (collectively, the “Subscribers”) purchased from Topco a number of Topco Common Units as determined pursuant the applicable Subscription Agreement, at a subscription price of $2.18 per Topco Common Unit, which number of Topco Common Units was determined by calculating (a) all or a portion of such Subscriber’s consideration payable (net of withholding taxes, except as otherwise agreed by the Subscriber) in respect of such Subscriber’s Company Equity Awards, divided by (b) a price per Topco Common Unit equal to $2.18.

As a result of the foregoing transactions, the equity investors in Topco consist primarily of the SLR Rollover Holders, funds managed by affiliates of Perceptive Advisors, LLC, a leading health care investment firm, the Stockholder Rollover Holders and the Subscribers.

On the Closing Date, pursuant to Amendment No. 8 to Loan and Security Agreement (the “Eighth Amendment”), an amendment to the Loan and Security Agreement became effective as of the Closing Date (the “Merger Effective Date Amendment”). Pursuant to the Merger Effective Date Amendment, after giving effect to the contribution of $74,427,491.93 of loans outstanding under the existing senior secured term A loan facility to Topco pursuant to the SLR Rollover Agreement, the aggregate principal amount outstanding under the senior secured term A loan facility under the Merger Effective Date Amendment was reduced from $114,427,491.93 to $40,000,000 (the “Eighth Amendment Term A Loan Facility”). Loans under the Eighth Amendment Term A Loan Facility bear interest at a floating rate per annum equal to the sum of (a) CME Term SOFR (with a floor of 4.50%) plus (b) 6.00%. The aggregate principal amount outstanding under the Eighth Amendment Term A Loan Facility is due and payable on the earlier of (x) the third anniversary of the Effective Time and (y) October 27, 2027. There is no scheduled amortization of the principal amounts of the loans outstanding under the Eighth Amendment Term A Loan Facility. The Merger Effective Date Amendment also provides for revised financial covenant levels applicable to the Eighth Amendment Term A Loan Facility. All other terms and conditions of the Eighth Amendment Term A Loan Facility, including the guarantees and security relating thereto are substantively identical to those provided for under the existing credit facilities under the Loan and Security Agreement.

As a result of the Merger, the Shares no longer trade on the OTCQX tier of the OTC Markets or any other over-the-counter market. In addition, in connection with the consummation of the Merger, the Company intends to file with the SEC a certification and notice of termination of registration on Form 15 with respect to the Company Common Stock, requesting that the Company Common Stock be deregistered under Section 12(g) of the Exchange Act, and that the reporting obligations of the Company with respect to the Company Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

On September 20, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit (a)(14) hereto.

ITEM 16.         EXHIBITS

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Vapotherm, Inc., incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(3)	Letter to Vapotherm, Inc. Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(5)	Press Release issued by Vapotherm, Inc., dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(6)	Email to Employees from the Chief Executive Officer of Vapotherm, Inc., dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(7)	External Communications, dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(8)	Social Media Posts, dated June 19, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 19, 2024.

(a)(9)	Email to Consultants, dated June 26, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 26, 2024.

(a)(10)	Vapotherm, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024, incorporated herein by reference.

(a)(11)	Vapotherm, Inc.’s Amendment No. 1 on Form 10-K/A for the year ended December 31, 2023, filed with the SEC on April 29, 2024, incorporated herein by reference.

(a)(12)	Vapotherm, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 9, 2024, incorporated herein by reference.

(a)(13)	Vapotherm, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 12, 2024, incorporated herein by reference.

(a)(14)**	Press Release Issued by Vapotherm, Inc. on September 20, 2024.

(b)(1)

Loan and Security Agreement, dated as of February 18, 2022, among SLR Investment Corp., as Collateral Agent, and the Lenders Thereto, Vapotherm, Inc., as Borrower, and HGE Health Care Solutions, LLC, Vapotherm Access Care Management Network, LLC, and Vapotherm Access Management Services, LLC, as Guarantor, incorporated herein by reference to Exhibit 10.8 to Vapotherm’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022.

(b)(2)	Amendment No. 1 to Loan and Security Agreement dated as of August 1, 2022 among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated herein by reference to Exhibit 10.7 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the SEC on August 3, 2022.

(b)(3)

Amendment No. 2 to Loan and Security Agreement, dated as of September 30, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated herein by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on October 3, 2022.

(b)(4)

Amendment No. 3 to Loan and Security Agreement, dated as of November 22, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on November 22, 2022.

(b)(5)

Amendment No. 4 to Loan and Security Agreement, dated as of February 10, 2023, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on February 16, 2023.

(b)(6)	Amendment No. 5 to Loan and Security Agreement, dated as of April 17, 2023, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.3 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 3, 2023.

(b)(7)	Amendment No. 6 to Loan and Security Agreement, dated as of February 21, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.13 to Vapotherm’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 22, 2024.

Exhibit No.	Description
(b)(8)

Amendment No. 7 to Loan and Security Agreement, dated as of March 26, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on April 1, 2024.

(b)(9)

Amendment No. 8 to Loan and Security Agreement, dated as of June 17, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.6 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(b)(10)

Form of Amended and Restated Warrant to Purchase Common Stock, dated February 18, 2022, issued by Vapotherm, Inc. in Connection with Credit Facility, incorporated by reference to Exhibit 10.2 to Vapotherm’s Current Report on Form 8-K filed with the SEC on November 22, 2022.

(b)(11)

Form of Warrant to Purchase Common Stock of Vapotherm, Inc. issued by Vapotherm, Inc. to SLR Investment Corp. as Payment in Kind Interest under Loan and Security Agreement, incorporated by reference to Exhibit 4.1 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 8, 2023.

(c)(1)	Opinion of Scalar, LLC to the Special Committee of the Board of Directors of Vapotherm, Inc. dated June 16, 2024, incorporated herein by reference to Annex F to the Proxy Statement filed with the SEC on August 15, 2024.

(c)(2)*	Fairness Opinion Presentation prepared by Scalar, LLC, dated June 16, 2024, for the Special Committee of the Board of Directors of Vapotherm, Inc.

(d)(1)

Agreement and Plan of Merger, dated as of June 17, 2024, by and among Veronica Holdings, LLC, Veronica Intermediate Holdings, LLC, Veronica Merger Sub, Inc., and Vapotherm, Inc., incorporated herein by reference to Annex A to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(2)	SLR Rollover Agreement, incorporated herein by reference to Annex B to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(3)	Form of Stockholder Rollover Agreement (Company Insider), incorporated herein by reference to Annex C to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(4)	Form of Stockholder Rollover Agreement (Non-Company Insider), incorporated herein by reference to Annex D to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(5)	Form of Voting and Support Agreement (Non-Company Insider), incorporated herein by reference to Annex E to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(6)	Form of Subscription Agreement, incorporated by reference to Exhibit 10.5 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(7)

Omnibus Warrant Amendment Agreement, dated as of June 17, 2024, by and among Vapotherm, Inc. and each of the Holders party thereto, incorporated by reference to Exhibit 4.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(8)

Amendment No. 8 to Loan and Security Agreement, dated as of June 17, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.6 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(9)	Side Letter, dated as of June 17, 2024, between Vapotherm, Inc. and Joseph Army, incorporated herein by reference to Exhibit 99.4 to Joseph Army’s Schedule 13D/A filed with the SEC on June 18, 2024.

(f)(1)	Section 262 of the General Corporation Law of Delaware, incorporated herein by reference to Annex G to the Proxy Statement filed with the SEC on August 15, 2024.

(g)(1)	Not applicable.

107*	Filing Fee Tables.

____________________

*	Previously filed
**	Filed herewith

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 20, 2024.

VAPOTHERM, INC.

/s/ Joseph Army

Name: Joseph Army

Title: President and Chief Executive Officer

SLR INVESTMENT CORP.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME BDC LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME BDC SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CORPORATE LENDING FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CORPORATE LENDING FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP CAYMAN DEBT MASTER FUND, L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP CAYMAN DEBT MASTER FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP SF DEBT FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR CP SF DEBT FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC ONSHORE FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC BDC LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC BDC SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR CAPITAL PARTNERS, LLC

/s/ Guy Talarico

Name: Guy Talarico

Title: Chief Compliance Officer and Secretary

MICHAEL S. GROSS

/s/ Michael S. Gross

BRUCE SPOHLER

/s/ Bruce Spohler